ISSUED BY MARULELO COMMUNICATIONS
ON BEHALF OF RANDGOLD & EXPLORATION COMPANY LIMITED

November 20th 2003

RANDGOLD & EXPLORATION STRENGTHENS BOARD AS IT BECOMES JCI'S MINING ARM

Gordon Miller, former vice president of Canadian mining company Placer Dome (Inc), has joined the Randgold & Exploration board as executive director. His appointment coincides with five other important changes to the board, notably the appointment of Hennie Buitendag, JCI's chief financial officer, from non-executive to executive director, David Ashworth, from non-executive director to independent non-executive director, and Lunga Ncwana, from independent non-executive director to non-executive director. Brett Kebble, JCI's chief executive, also a former non-executive director of RG & E, takes on the role of chief executive. As previously announced, Roger Kebble relinquishes the post of executive chairman and has been appointed non-executive chairman. The new appointments are effective from Tuesday 18 November 2003.

Brett Kebble said the new appointments are aimed at strengthening the board as RG & E is positioned to become the mining arm of JCI, which has restyled itself as a specialist resources finance house. "Gordon Miller's appointment is in line with this future strategy," said Kebble. "Gordon served on the board of Western Areas, has an excellent understanding of the industry and good relationships with key industry figures locally and internationally. His appointment will ensure Randgold & Exploration builds on its success to date."

Miller spent the last three years in senior executive positions with Placer Dome, first in South Africa, then in Vancouver and latterly as chief operating officer based in Australia.

Miller joined the mining industry immediately after leaving school in 1980. In 1999 he was appointed chief operating officer for Western Areas and was seconded to the Placer Dome Western Areas Joint Venture (PDWAJV) during the extensive due diligence process and sale of 50% of the Western Areas mine to the Canadian miner. Miller played a key role in the transition and rationalisation of the joint venture and in March 2000 was appointed vice president and chief operating officer of Placer Dome South Africa (PDSA). His responsibilities were soon expanded and in February 2001 he was made responsible for the development and execution of the corporation's Platinum Group Metals growth strategy worldwide.

He spent the last year in Kalgoorlie, Western Australia, where he was responsible for all operations, exploration and business development for the former AurionGold Western Australian entities that were acquired by Placer Dome during 2002.

"I am delighted to be joining such a successful mining company and am proud to be part of RG&E's highly experienced management team," said Miller.

For further information please contact George Poole

on 082 650 8942